EXHIBIT 99.1
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Result of general meeting
Shareholders are advised that at the general meeting of Telkom held today, Friday 8 August 2008, the special and ordinary resolutions as set out in the notice of meeting dealing with amendments to the company’s articles of association were passed by the requisite majorities. The special resolution has been lodged with the Registrar of Companies for registration.
Pretoria
8 August 2008
Sponsor
UBS Securities South Africa (Pty) Limited